May 2, 2012

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Data Storage Corporation Form 10-K filed on April 16, 2012 File No. 001-35384 Remediation Plan for Material Weakness in Internal Control Over Financial Reporting

Dear Sir/Madam,

Data Storage Corporation (the “Company”) appreciates the opportunity to respond to your inquiry regarding its plans to remediate and eliminate the material weaknesses in internal controls over financial reporting reported in its Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2012 (the “Form 10-K”).

The Public Company Accounting Oversight Board defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of financial reporting. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

As of December 31, 2011, the Company’s certifying officers identified there were material weaknesses in the Company’s internal control over financial reporting due to (i) a lack of sufficient internal accounting expertise to provide reasonable assurance that the Company’s financial statements and notes thereto, are prepared in accordance with generally accepted accounting principles (“GAAP”) and (ii) a lack of segregation of duties to ensure adequate review of financial statement preparation.

Management’s Remediation Initiatives

Since first reporting the material weakness in internal controls in 2008, the Company has hired additional internal staff with accounting expertise, including a Chief Operating Officer with a strong financial background and as well as a staff accountant. The Company also engaged an outside certified public accounting firm to initiate wire transfers, maintain financial reporting work papers, monthly bank reconciliations, and perform monthly and quarterly financial closings. The Company has segregated duties over significant areas, such as cash and equity transactions, to the best of its ability based on the Company’s limited size. The Company will continue to hire additional internal accounting staff as necessary and as sufficient cash flows will allow.  The Company also fully intends to hire a qualified Chief Financial and Accounting Officer with the appropriate knowledge of GAAP, financial presentation and disclosure.

The Company is also in the process of documenting the flow of data throughout its systems. The Company is documenting a consolidation and external reporting process design in order to implement the necessary controls to ensure the financial integrity of its data. In addition, the Company is focusing on improving its reconciliation controls for certain account balances throughout the organization.

The Company has also hired independent directors to its Board of Directors since its inception as part of the Company’s commitment to transparent and accurate financial reporting. The Company’s Board of Directors reviews and approves the financial statements on a quarterly basis. The Company’s Chief Executive Officer and Chief Operating Officer are actively involved in the oversight of the Company, its finances and other significant Company transactions. Significant events and contracts are voted on and approved by the Board of Directors.

As part of the Company’s ongoing commitment to its internal controls and accurate financial reporting, the Company will continue to monitor its internal controls on an ongoing basis and enhance the controls and expand its segregation of duties where it feels improvements are necessary. The Company will also continue to develop new policies and procedures as well as educate and train its employees on its existing policies and procedures in a continual effort to improve its internal control over financial reporting.

The Company has taken significant steps to remediate the material weaknesses described in the Form 10-K, and through procedures the Company is implementing the Company expects to reduce these weaknesses during 2012 and does not expect to have any material weaknesses during the 2013 fiscal year. The Company’s goal is to achieve the positive cash flow from operations so as to allow the Company to hire the personnel it feels will be needed to eliminate the material weaknesses described in the Form 10-K.

Sincerely,

/s/ Richard Rebetti
Richard Rebetti
Chief Operating Officer

cc:  Matthew Crispino
       Staff Attorney
       Securities and Exchange Commission